UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AOL Inc.

File No. 1-34419 - CF#26031

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       AOL Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10 filed on July 27, 2009.

       Based on representations by AOL Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.53	through December 31, 2011
Exhibit 10.54	through December 31, 2011
Exhibit 10.55	through December 31, 2011
Exhibit 10.57	through December 31, 2011
Exhibit 10.58	through December 31, 2011
Exhibit 10.60	through December 31, 2011
Exhibit 10.61	through December 31, 2011
Exhibit 10.62	through December 31, 2011
Exhibit 10.63	through December 31, 2011
Exhibit 10.64	through December 31, 2011
Exhibit 10.67	through December 31, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel